SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, DC  20549

                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                        (Amendment No. __)<1>

                         ATS Medical, Inc.
                         (Name of issuer)

              Common Stock, par value $0.01 per share
                  (Title of class of securities)

                            002083 10 3
                          (CUSIP number)

                        David G. Litt, Esq.
                       O'Melveny & Myers LLP
                       555 13th Street, N.W.
                    Washington, D.C. 20004-1109
                          (202) 383-5300
           (Name, address and telephone number of person
         authorized to receive notices and communications)

                         February 7, 1997
      (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box   [ ].

________
[FN]
<1>  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
[FN]

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     ITOCHU CORPORATION; 98-0053818


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<1>      (A) [ ]
                                                              (B) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
     WC

5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                     [ ]
     IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     JAPAN

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH:
     7    SOLE VOTING POWER
          1,568,940 SHARES

     8    SHARED VOTING POWER
          0 SHARES

     9    SOLE DISPOSITIVE POWER
          1,568,940 SHARES

     10   SHARED DISPOSITIVE POWER
          0 SHARES

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     1,568,940 SHARES

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)            [ ]
     EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.3%

14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     CO

ITEM 1.   SECURITY AND ISSUER.

          This Schedule 13D relates to the common stock ("Common
Stock"), par value $0.01 per share, of ATS Medical, Inc., a Minnesota corporation ("ATS"). The address of ATS is 3905
Annapolis Lane, Minneapolis, Minnesota 55447.

ITEM 2.   IDENTITY AND BACKGROUND.

          This Schedule 13D is filed by Itochu Corporation, a
Japanese corporation ("Itochu"). Itochu is a trading company with its principal business and offices located at 5-1, Kita-Aoyama 2-chome, Minato-ku, Tokyo 107-77, Japan.

          In the last five years, Itochu has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has Itochu been a party to a civil proceeding as a result of which Itochu was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          The names of the directors of Itochu are set forth in Schedule A attached hereto. Except as set forth on Schedule A, each director is a Japanese citizen whose principal occupation is serving as an officer of Itochu or one of its subsidiaries. Except as set forth on Schedule A, the business address of each director is Itochu Corporation, 5-1, Kita-Aoyama 2-chome, Minato-ku, Tokyo 107-77, Japan.

          In the last five years, no director of Itochu has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has any such director been a party to a civil proceeding as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Itochu purchased all its shares of Common Stock for an aggregate of $14,750,000 derived from Itochu's working capital. No part of the purchase price was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

ITEM 4.   PURPOSE OF TRANSACTION.

          Itochu acquired the shares of Common Stock for investment purposes. Itochu's wholly-owned subsidiary, Century Medical, Inc. ("CMI"), is the exclusive distributor of ATS's product in Japan.
In connection with Itochu's investment, CMI and ATS negotiated an extension and amendment to the terms of their distribution agreement, effectiveness of which was conditioned upon closing of the purchase of the shares by Itochu. Itochu has no plans or proposals which relate to or would result in the occurrence of any of the transactions or events described in paragraphs (a) through
(j) of Item 4 of Schedule 13D, except Itochu may transfer a portion of such shares to CMI.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Itochu beneficially owns an aggregate of 1,568,940 shares of Common Stock or 9.3% of the outstanding shares of Common Stock. Itochu retains sole voting and dispositive power with respect to
such shares.   On February 7, 1997, Itochu purchased all its
1,568,940 shares of Common Stock from ATS at a purchase price of $9.40125 per share pursuant to the terms of a Stock Purchase Agreement attached hereto as Exhibit 1 (the "Stock Purchase Agreement"). Itochu has no right to purchase additional shares of Common Stock, and, pursuant to the terms of the Stock Purchase Agreement, Itochu has agreed that unless ATS has consented, Itochu and CMI will not purchase additional shares of Common Stock until February 7, 2000 if such acquisition would result in Itochu or CMI holding in the aggregate more than 19.9% of the outstanding shares of Common Stock at the time of such acquisition.

          To the best knowledge of Itochu, no director of Itochu beneficially owns or has the right to acquire any shares of Common Stock and no director of Itochu has effected any transaction in the shares of Common Stock in the last sixty days.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Itochu and ATS entered into the Stock Purchase Agreement for the sale and purchase of the 1,568,940 shares of Common Stock now owned by Itochu. Pursuant to the terms of the Stock Purchase Agreement, Itochu has agreed that unless ATS has consented, Itochu and CMI will not purchase additional shares of Common Stock until February 7, 2000 if such acquisition would result in Itochu or CMI holding in the aggregate more than 19.9% of the outstanding shares of Common Stock at the time of such acquisition. Itochu may transfer all or a portion of its 1,568,940 shares of Common Stock to CMI.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.          Exhibit

     1 Stock Purchase Agreement dated as of February 3, 1997 between Itochu Corporation and ATS
                     Medical, Inc.



                             SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 18, 1997            ITOCHU CORPORATION


                                    By:  /s/ Takashi Yamamura
                                    Name:  Takashi Yamamura
                                    Title:  Executive Vice President

                            SCHEDULE A
                        DIRECTORS OF ITOCHU

     Tadayoshi Nakazawa
     Minoru Murofushi
     Jay W. Chai
          Mr. Chai is a U.S. citizen whose business address is Itochu International Inc., 335 Madison Avenue, New York, New York 10017.
     Takashi Yamamura
     Kanji Morisawa
     Ichiro Kanade
     Noboru Nishikawa
     Koji Nojima
     Masayoshi Fujiwara
     Uichiro Niwa
     Fumiaki Fujino
     Hiroshi Sumie
     Hiroyuki Yamaoka
     Katsuyuki Kanezaki
     Tetsusaburo Shirai
     Seizo Kano
     Akira Asami
     Nobuhiro Takahashi
     Takashi Shiga
     Motohiro Matsukura
     Takeshi Seino
     Takeo Onda
     Shogo Homma
     Keiichi Wakabayashi
     Masahiro Fukumoto
     Kiyoaki Imai
     Shiro Morita
     Nobuo Kobayashi
     Makoto Kato
     Yushin Okazaki
     Kakuichi Saegusa
     Sumitaka Fujita
     Hiromi Iizuka
     Rennjiro Sakashita
     Tokuji Kayama
     Mitsuo Sakai
     Hirotaka Takechi
     Tadao Abe
     Sinya Takei
     Junichi Taniyama
     Takeshi Kondo
     Mitsuaki Fukuda
     Yasuo Itsusima
     Kunio Tajiri
     Michio Tanabe